Exhibit 99.1

GFL ENVIRONMENTAL INC. announces closing of UPSIZED OFFERING OF US$750 MILLION OF Senior Notes

VAUGHAN, ON. (June 9, 2021) – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) ("GFL") today announced that it has closed its previously announced upsized offering of US$750.0 million in aggregate principal amount of 4.750% senior notes due 2029 (the "Notes"). GFL will use the net proceeds from the offering of the Notes (the "Notes Offering") to redeem all of its outstanding US$360,000,000 aggregate principal amount of 8.500% Senior Notes due 2027 (the “2027 Unsecured Notes”) and to pay related fees, premiums and accrued and unpaid interest on the 2027 Unsecured Notes. The 2027 Unsecured Notes are expected to be redeemed in full on June 11, 2021. Any remaining net proceeds from the Notes Offering will be used to repay borrowings under GFL’s revolving credit facility, including amounts borrowed after March 31, 2021, and for general corporate purposes, including acquisitions.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

Forward-Looking Information

This release includes certain "forward-looking statements", including statements relating to the use of proceeds of the recently completed note offering. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of GFL’s annual report for the 2020 fiscal year filed on Form 20-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com